Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Banks are ‘missing the mark’ on overdraft revamps, Dave CEO says

“Getting rid of overdraft solves part of the problem, but it also can hurt customers who are relying on those funds to get by, even though it’s a very expensive credit,” Dave CEO Jason Wilk said.

Banking Dive

Published Dec. 21, 2021

Anna Hrushka, Reporter

While a growing number of financial institutions are choosing to revamp or eliminate overdraft fees, most aren’t doing enough to meet a critical need among their customers, Dave CEO Jason Wilk said.

“It’s been great to see this transition of banks getting rid of overdraft, but ultimately, they’re still missing the mark,” said Wilk, who founded the Los Angeles-based neobank in 2017.

Ally Bank, Alliant Credit Union, and most recently, Capital One have made headlines this year by completely eliminating the fee levied on customers when they overdraw

Other institutions, such as PNC, Huntington Bank and Frost Bank have introduced new programs and policies that help customers avoid the charge, such as alerts, grace periods and access to lines of credit.

But the measures aren’t necessarily addressing the fact that some customers want and need access to cash while in a pinch, Wilk said.

Dave CEO Jason Wilk

“Over 50% of people are overdrafting knowingly because they need access to additional funds to go buy things like gas or groceries and so on,” he said. “Getting rid of overdraft solves part of the problem, but it also can hurt customers who are relying on those funds to get by, even though it’s a very expensive credit.”

The average cost of overdraft fees in the U.S. rose by 22 cents over the past two years, hitting a record average of $33.58, according to a Bankrate survey released in October.

Dave, which started off 2017 as a personal finance tool to help customers budget and avoid overdraft fees, entered the digital banking space when it launched accounts last summer. The fintech also has a job-search feature called Side Hustle, a product it says has helped users earn more than $200 million.

While most neobanks and a growing number of traditional firms are embracing the no-overdraft-fee trend, Wilk noted that most come with limitations.

Many policies that advertise no fees for overdrafting require customers to have direct deposit as well be a member of the bank for a certain period, Wilk said, adding Dave has no such stipulations.

Dave customers can’t overdraw their accounts, and are given the option to access up to $250 in credit per year if their accounts are low.

Customers can access the no-interest advance the same day they join, a feature Wilk said “makes a very big difference for someone that’s looking to get out of a financial bind.”

Outside of a $1 monthly fee it charges each customer for the account, the fintech, like most challenger banks, makes its money off of interchange.

Going public

Dave announced in June that it plans to go public via a merger with a blank-check company sponsored by Chicago-based investment firm Victory Park Capital. The deal, which is expected to close in the next few weeks, values the fintech at $4 billion.

Wilk said the reasons behind the decision to go public are threefold.

The proceeds generated from the public listing will help the company invest in innovation and mergers and acquisitions, attract top talent and build trust among consumers, Wilk said.

“There were a couple acquisitions we lost out on this past year-and-a-half, due to losing it to companies that had less of an offer than we had, but ultimately, had a public currency to give away, which we did not,” Wilk said.

Wilk said the public listing will also help the startup remain a competitive employer as it seeks to grow its workforce.

“It’s such a hot market for talent right now,” he said. “When you’re comparing an offer at a major tech company that is giving away public stock options versus private, we think that this is a huge leg up in a competitive market.”

The drive to attract top tech talent also played a role in the company’s decision to implement a “virtual-first” model as well as adopt a national payscale for all employees amid the pandemic, Wilk said.

Dave employees can live and work anywhere in the U.S., except for Hawaii, and all salaries are based on the California labor market.

Finally, Wilk said the company’s goal to build trust among its customers also contributed to its decision to go public.

“We’re trying to ultimately become the primary bank for our members,” he said. “Having that trust on the NASDAQ, that we’re a publicly traded company, with a reputation of being a public business, we think is also very helpful.”

Wilk said the fintech considers customers who spend at least $1,000 a month on their Dave debit card as customers who use Dave as their primary bank.

Dave, which doesn’t have its own banking charter, partners with Tennessee-based Evolve Bank & Trust, which holds its customers’ deposits.

Dave says it has around 11 million customers that use its personal finance tools, and around 1.3 million customers currently using its digital banking platform.

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Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) with Dave Inc. (“Dave”), VPC Impact Acquisition Holdings III, Inc. (“VPCC”) filed a registration statement on Form S-4, as amended (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 9, 2021. VPCC has filed with the SEC a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) relating to the Business Combination. On or about December 10, 2021, VPCC commenced mailing of the Definitive Proxy Statement/Prospectus to its stockholders of record as of the close of business on November 12, 2021.This communication is not a substitute for the Definitive Proxy

Statement/Prospectus that is both the proxy statement distributed, or to be distributed, to holders of VPCC’s common stock in connection with its solicitation of proxies for the vote by VPCC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DAVE, VPCC, THE BUSINESS COMBINATION AND RELATED MATTERS.

The Definitive Proxy Statement/Prospectus will be or has already been mailed to stockholders of VPCC as of November 12, 2021, the record date established for voting on the Business Combination. VPCC’s stockholders are also be able to obtain copies of the Definitive Proxy Statement/Prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from VPCC upon written request to VPCC by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VPCC, Dave, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VPCC’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding VPCC directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants is also included in the Registration Statement that includes Definitive Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the anticipated closing date of the Business Combination, Dave’s strategic plans and expectation for growth and new products offerings and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Dave’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Dave’s and VPCC’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VPCC’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement, the inability to complete the Business Combination due to the failure to obtain approval of VPCC’s stockholders or Dave’s members, the failure to achieve the minimum amount of cash available following any redemptions by VPCC’s stockholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VPCC’s final prospectus dated March 4, 2021 relating to its initial public offering, the Definitive Proxy Statement/Prospectus, and other documents filed by VPCC from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Dave’s and VPCC’s control. All information set forth herein speaks only as of the date hereof in the case of information about VPCC and Dave or the date of such information in the case of information from persons other than VPCC or Dave, and VPCC and Dave disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.